C21 Investments Files Audited Year End And Q1 Financial Statements

US$0.11 GAAP Earnings Per Share from Continuing Operations for Fiscal Year and a Twelfth Consecutive Quarter of Positive Free Cash Flow in Q1

VANCOUVER, August 15, 2022 - C21 Investments Inc. (CSE: CXXI and OTCQX: CXXIF) ("C21" or the "Company"), a vertically integrated cannabis company, today announced the filing of its audited financial statements and management discussion and analysis for its fiscal year ended January 31, 2022, as well as its unaudited interim financial statements and management discussion and analysis for the first quarter ended April 30, 2022, on SEDAR. The Company's audited fiscal year end and unaudited interim Q1 financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles ("GAAP").

Note that all current and prior period financial results are presented with the Company's Oregon activities having been classified as discontinued unless otherwise noted. All currency is reported in U.S. dollars.

Changes to the Unaudited Year End Financial Results previously released on June 9, 2022:

There have been no material changes from the unaudited financial results reported in the Company's June 9, 2022 news release other than the adjustments to Net Income in the current and previous period due to non-operational derivative liabilities and related tax adjustments. In addition, the financial statements now include Earnings Per Share from both Continuing and Discontinued Operations. Changes to the Income Statement and Balance Sheet for the current and the comparative previous period are listed below.

Audited Fiscal Year Financial Highlights (February 1, 2021 to January 31, 2022):

  Revenue of $33.0 million - down 1% year-over-year
  Earnings Per Share from Continuing Operations of $0.11
  Earnings Per Share (including discontinued operations) of $0.09 - up from a ($0.07) loss per share in the prior year
  Gross Profit of $18.8 million; Gross Margin of 57% - up 310 basis points from last year
  Adjusted EBITDA1 of $12.4 million - up 6% year-over-year with 38% EBITDA Margin
  Income from Operations of $9.8 million - a 6% increase over the prior year
  Cash Flow from Operations of $8.4 million ($0.2 million increase from unaudited $8.2 million), after $3.1 million Income Tax paid
  Total Liabilities reduced by $16.8 million from the previous year

Q1 Financial Highlights (Unaudited, for period ended April 30, 2022):

  Revenue of $7.5 million - down 2% sequentially (note - State of Nevada retail sales were down 7% over the comparative period2)
  Gross Margin of 53.4% - an increase of 150 basis points over last quarter
  Adjusted EBITDA1 of $2.3 million - up 1% sequentially
  GAAP Earnings Per Share (from Continuing Operations) of $0.01
  Income from Operations of $1.7 million - a decrease of 3% sequentially

1 See non-GAAP Measures below for "Adjusted EBITDA"

2 BDSA data - Nevada cannabis sales: https://www.newcannabisventures.com/cannabis-sales-sluggish-to-start-2022-according-to-bdsa-data/

  Net Income (from Continuing Operations) of $1.0 million - a 17% increase sequentially
  Cash Flow from Operations of $1.5 million - Twelfth consecutive quarter of positive Free Cash Flow

Q1 Management and Operational Commentary (see June 9th news release for year end commentary):

"We are pleased to finally announce the release of our audited year end financial statements. We appreciate the patience of our shareholders during this lengthy process," stated CEO and President, Sonny Newman. "As noted in our June 9th news release, the Company has been mitigating the decline in the Nevada market over the past few quarters. During Q1 we completed the retrofit of our original cultivation rooms to match the increased yields delivered from our newer grow rooms. Given the challenging industry conditions, we remain focused on sustainable profitability and assessing strategic opportunities in our market. This strategy has served us well and enabled us to deliver our twelfth consecutive quarter of positive Free Cash Flow in Q1. C21 remains well positioned for future growth."

C21's Q1 revenue of $7.5 million was down 2% sequentially, outperforming the Nevada market which saw an overall decline of 7% in cannabis retail sales over the same period2. With just 2 of the 100 licensed active dispensaries, C21 maintains an outsized 4% market share of retail sales in the state, according to BDSA data2. The Company continued to scale its profitable Nevada operations, including enhancing its cultivation facility, and now produces over 8,000 pounds of high-quality flower per year, approximately double pre-expansion levels. During the quarter, C21 has ramped up its wholesale activities to capture growth in this segment of the market.

Gross Margin was 53.4%, up 150 basis points from the previous quarter. This increase was driven by efficiency gains and scale improvements. The Company delivered $2.3 million of Adjusted EBITDA1 - a 31.3% EBITDA Margin, up slightly from the previous quarter.

C21 reported Net Income from Continuing Operations of $1.0 million, or $0.01 Earnings per Share, up 17% quarter-over-quarter. Including the loss from discontinued operations, Net Income was $0.3 million or $0.00 Earnings Per Share. The Company expects minimal impact from discontinued operations going forward.

Cash Flow from Operations was $1.5 million - representing the twelfth consecutive quarter of positive Cash Flow from Operations. The Company had $0.4 million in Capital Expenditures related to the retrofit of the original grow rooms.

Cash at end of Q1 was $2.5 million, down $0.5 million from Q4. The Company's senior secured note was reduced by $1.5 million in Q1 and Total Liabilities were reduced by $0.7 million during the quarter.

Subsequent to the quarter, the Company has paid down its senior secured note by an additional $2.0 million, with $4.6 million outstanding as of August 2, 2022.

As previously announced on May 30, 2022 (the "Announcement"), the Company applied for a management cease trade order ("MCTO") from the British Columbia Securities Commission (the "BCSC") due to an expected delay in filing of the audited consolidated financial statement for the year ended January 31, 2022, annual management's discussion and analysis for the same period and management certifications of annual filings (collectively, the "Annual Filings") beyond the deadline of May 31, 2022 prescribed by Canadian securities laws. The MCTO was granted by the BCSC on June 1, 2022. The MCTO prohibits the Company's management from trading in the securities of the Company until such time as the Annual Filings are filed. The MCTO does not affect the ability of any other shareholders of the Company to trade securities of the Company.

2 BDSA data - Nevada cannabis sales: https://www.newcannabisventures.com/cannabis-sales-sluggish-to-start-2022-according-to-bdsa-data/

As a result of the delay in filing the Annual Filings, the Company also announced on June 23, 2022 that the filing of its unaudited interim financial statements for the three-months ended April 30, 2022, the management's discussion and analysis for the same period and management certifications of interim filings (collectively, the "Interim Filings"), will be delayed beyond the filing deadline of June 29, 2022.

With today's filing of the Annual Filings and the Interim Filings, the Company believes that it has satisfied the conditions of the MCTO in order to have the MCTO revoked.

Non-GAAP Measures:

"Adjusted EBITDA" is a supplemental, non-GAAP financial measure. The Company defines EBITDA as earnings before depreciation and amortization (excluding rent classified as lease amortization), income taxes, and interest. Additionally, the Company's Adjusted EBITDA presented above excludes fair value adjustments, accretion, impairment charges, one-time transaction costs and all other non-cash items. The Company has presented "Adjusted EBITDA" because management believes this is a useful measure for investors when assessing and considering the Company's continuing operations and prospects for the future. Furthermore, "Adjusted EBITDA" is a commonly used measurement in the financial community when evaluating the market value of similar companies. "Adjusted EBITDA" is not a measure of performance calculated in accordance with GAAP, and this metric should not be considered in isolation of, or as a substitute for, the measurement of the Company's performance prepared in accordance with GAAP. "Adjusted EBITDA," as calculated and reconciled in this news release may not be comparable to similarly titled measurements used by other issuers and is not necessarily a measure of the Company's ability to fund its cash needs.

Adjusted EBITDA:

	Q1	Q4	FY 2022
	April 30, 2022	January 31, 2022
Net Income (Loss)	$306,820	$(1,031,705)	$10,916,151

Interest expenses, net	164,049	206,116	1,307,530
Provision for Income Taxes	498,263	948,152	3,973,246
Depreciation and Amortization	341,286	319,445	1,280,446
Depreciation and Interest in COGS	203,092	203,093	812,368

EBITDA	1,513,510	$645,101	$18,289,741

Change in fair value of derivative liabilities	-	(315,943)	(8,576,290)
Share based compensation	102,786	44,902	366,469
Loss from discontinued operations	730,325	1,914,577	2,242,644
One-time special project costs	-	-	229,069
Other gain/loss	(4,146)	29,268	(108,470)
Adjusted EBITDA	$2,342,475	$2,317,905	$12,443,163

Q1 Balance Sheet Summary:

	Q1	Q4
(US$)	April 30, 2022	January 31, 2022
Assets
Cash	2,501,758	3,067,983
Inventory	4,727,513	4,054,473
Other current	2,755,086	3,162,018
Current Assets	9,984,357	10,284,474
Fixed Assets / Goodwill / Intangibles	51,596,065	51,569,000
Total Assets	61,580,422	61,853,474

Liabilities
Accounts payable	2,487,120	2,508,869
Promissory note - current portion	6,080,000	6,080,000
Income taxes payable	4,431,808	3,658,162
Other notes, current lease etc.	2,665,427	2,481,519
Current Liabilities	15,664,355	14,728,550
Lease liabilities	8,858,201	8,953,425
Promissory note	506,667	2,026,667
Derivative liability and other	1,155,581	1,161,640
Total Liabilities	26,184,804	26,870,282

Shareholders' Equity	35,395,618	34,983,192
Total Liabilities and Shareholders' Equity	61,580,422	61,853,474

Q1 Financial Summary:
	Q1	Q4
(US$)	April 30, 2022	January 31, 2022
Revenue	$7,472,461	$7,654,566
Cost of Sales	3,484,824	3,687,256
Gross Profit	3,987,637	3,967,310
Gross Margin%	53.4%	51.8%
Total Expenses	2,292,326	2,216,845
Income (Loss) from Operations	1,695,311	1,750,465
Net Income from Continuing Operations (Loss)	1,037,145	882,872
GAAP Earnings Per Share	0.01	0.01
Adjusted EBITDA	2,342,475	2,317,905
EBITDA Margin%	31.3%	30.3%

Changes to the Unaudited Year End Financial Results:

Audited Balance Sheet (as at year ended January 31, 2022)

  Current Assets - decrease of $0.04 million
  Total Assets - decrease of $0.629 million due to deferred taxes
  Current Liabilities - increased by $0.194 million due to increase in Income Tax provision
  Long Term Liabilities - no change
  Total Liabilities - increase of $0.194 million (0.7%) due to increase in Income Tax provision
  Equity - decrease of $0.824 million due to tax adjustments above
  Equity + Liability - decrease of $0.629 million

Audited Income Statement (year ended January 31, 2022)

  Revenue, Gross profit, Income from operations - No change
  Net Income - decrease of $0.039 million due to increase in Income Tax provisions

Comparative Year Audited Balance Sheet (as at Jan 31, 2021):

  Current Assets - no change
  Total Assets - decrease of $0.45 million due to Deferred Taxes
  Current Liabilities - decrease of $0.235 million due to decrease in Convertible Promissory Note
  Long term Liabilities - increase of $0.328 million in Derivative Liability
  Total liabilities - decrease of $0.372 million
  Equity - increase of $0.93 million
  Equity + Liability - decrease of $0.45 million

Comparative Year Audited Income Statement (ended January 31, 2021)

  Revenue, Gross profit, Income from operations - No change
  Net Income decreased by $0.708 million due to derivative liability adjustment
  GAAP Earnings Per Share - increase by $0.014 cents

For further inquiries, please contact:

Investor contact:	Company contact:

Investor Relations	Michael Kidd
info@cxxi.ca	Chief Financial Officer and Director
+1 833 289-2994	Michael.Kidd@cxxi.ca

About C21 Investments Inc.

C21 Investments Inc. is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, including legacy Oregon brands Phantom Farms, Hood Oil and Eco Firma Farms. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 can be found at www.sedar.com and www.cxxi.ca.

Cautionary Statement:

Certain statements contained in this news release may constitute forward-looking statements within the meaning of applicable securities legislation. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward looking statements in this news release include, but are not limited to, the satisfaction of the conditions of the MCTO, the timing of revocation of the MCTO, the Company's continued focus on sustainable profitability and assessing strategic opportunities in its market and the Company's belief that it remains well positioned for future growth.

The forward-looking statements contained in this news release are based on certain key expectations and assumptions made by the Company, including, without limitation, the ability of the Company's management to execute its business strategy, objectives and plans.  Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, risks and uncertainties arising from the revocation of the MCTO and replacement with a cease trade order; general business, economic, competitive, political and social uncertainties; the impact of the COVID-19 pandemic on the Company's operations and other factors, many of which are beyond the control of the Company

The forward-looking statements contained in this news release represent the Company's expectations as of the date hereof and are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

Neither the Canadian Securities Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.